UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: June 2022	Commission File Number: 001-39032

PROFOUND MEDICAL CORP.
(Name of Registrant)

2400 Skymark Avenue
Unit 6
Mississauga, Ontario, Canada L4W 5K5
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Exhibits 99.1 of this Form 6-K is incorporated by reference into Profound Medical Corp.’s registration statement on Form F-10 (File No. 333-263248).

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Notice of Annual and Special Meeting of Shareholders to be held on May 18, 2022 and Management Information Circular dated April 8, 2022
99.2	Form of Proxy
99.3	Report of Voting Results Pursuant to Section 11.3 of National Instrument 51-102
99.4	Press Release dated May 18, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROFOUND MEDICAL CORP.

Date: June 7, 2022	By:	/s/ Rashed Dewan
		Name:	Rashed Dewan
		Title:	Chief Financial Officer